FILED BY RANGE RESOURCES CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: MEMORIAL RESOURCE DEVELOPMENT CORP. (FILE NO. 001-36490) August 15, 2016 Jeff Ventura – Chairman, President & CEO EnerCom - The Oil & Gas Conference 21

Forward-Looking Statements This communication contains certain “forward-looking statements” within the meaning of federal securities laws, including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Range’s and MRD’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” ““plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this presentation that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and products, future financial performance and operating results and any other statements regarding Range’s and MRD’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws.  Furthermore, the statements relating to the proposed transaction are subject to numerous risks and uncertainties, many of which are beyond Range’s or MRD’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Range’s or MRD’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Range and MRD; the effects of the business combination of Range and MRD, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Range to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; and actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to oil and natural gas exploration; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; weather-related issues; changes in capital spending by customers; delays or failures by customers to make payments owed to us; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; and maintaining a highly skilled workforce. Range’s and MRD’s respective reports on Form 10-K for the year ended December 31, 2015, Form 10-Q for the quarter ended March 31, 2016 and June 30 2016, recent Current Reports on Form 8-K, and other SEC filings, including the registration statement on Form S-4, as amended, that includes a joint proxy statement of Range and MRD and constitutes a prospectus of Range, discuss some of the important risk factors identified that may affect these factors and Range’s and MRD’s respective business, results of operations and financial condition.  Range and MRD undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. The SEC permits oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions as well as the option to disclose probable and possible reserves. Range has elected not to disclose the Company’s probable and possible reserves in its filings with the SEC. Range uses certain broader terms such as "resource potential,” “unrisked resource potential,” "unproved resource potential" or "upside" or other descriptions of volumes of resources potentially recoverable through additional drilling or recovery techniques that may include probable and possible reserves as defined by the SEC's guidelines. Range has not attempted to distinguish probable and possible reserves from these broader classifications. The SEC’s rules prohibit us from including in filings with the SEC these broader classifications of reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of actually being realized. Unproved resource potential refers to Range's internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers. Unproved resource potential does not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System and does not include proved reserves. Area wide unproven resource potential has not been fully risked by Range's management. “EUR,” or estimated ultimate recovery, refers to our management’s estimates of hydrocarbon quantities that may be recovered from a well completed as a producer in the area. These quantities may not necessarily constitute or represent reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s oil and natural gas disclosure rules. Actual quantities that may be recovered from Range's interests could differ substantially. Factors affecting ultimate recovery include the scope of Range's drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling and completion services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules, recoveries of gas in place, length of horizontal laterals, actual drilling and completion results, including geological and mechanical factors affecting recovery rates and other factors. Estimates of resource potential may change significantly as development of our resource plays provides additional data. In addition, our production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases. Investors are urged to consider closely the disclosure in our most recent Annual Report on Form 10-K, available from our website at www.rangeresources.com or by written request to 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102. You can also obtain this Form 10-K on the SEC’s website at www.sec.gov or by calling the SEC at 1-800-SEC-0330.

Range’s Keys for Success High quality acreage position in core of Marcellus Low-cost structure with ability to continue to drive costs down Continual capital efficiency improvement Low-cost takeaway capacity improves realizations and enhances flexibility Strong hedge and liquidity profile with no near-term debt maturities

Gas In Place (GIP) Analysis Shows Greatest Potential in SW PA Note: Townships where Range holds ~2,000+ acres (as of January 2016) and estimated as prospective, are outlined green. GIP – Range estimates. When GIP analysis from the Marcellus, Upper Devonian and Point Pleasant are combined, the largest stacked pay resource is located in SW PA where Range has concentrated its acreage position

SW/NE Pennsylvania Stacked Pays Upper Devonian 335,000 180,000515,000 335,000 280,000615,000 - 400,000400,000 670,000 860,000 1,530,000 Marcellus Utica/Point Pleasant Wet Acreage Dry Acreage Total Net Acreage (1) (1) Excludes Northwest PA - 280,000 net acres, largely HBP Stacked Pays Allow for Multiple Development Opportunities

Marcellus Wells – An Industry Leader See appendix for complete assumptions and data on each area SW Super-Rich SW Wet SW Dry NE Dry EUR 16.0 Bcfe 1,450 Mbbls & 7.3 Bcf 20.6 Bcfe 1,756 Mbbls & 10.1 Bcf 17.6 Bcf 20.5 Bcf EUR/1,000 ft. lateral 2.4 Bcfe 3.0 Bcfe 2.5 Bcf 2.5 Bcf EUR/stage 485 Mmcfe 589 Mmcfe 503 Mmcf 500 Mmcf Well Cost $5.9 MM $5.8 MM $5.2 MM $4.3 MM Cost/1,000 ft. lateral $881 K $832 K $743 K $518 K Stages 33 35 35 41 Lateral Length 6,660 ft. 6,970 ft. 7,000 ft. 8,200 ft. Strip (as of 6/30/16) 26% 25% 59% 70% F&D Cost/mcfe $0.44 $0.34 $0.36 $0.25 Range Marcellus 2016 Well Economic Summary

Existing Pads Enhance Future Development for Range Expansive inventory of over 200 pads 124 pads: 5 or fewer wells 59 pads: 6-9 wells New pads in progress Pads accommodate ~20 wells Flexibility to drill Marcellus, Utica / Point Pleasant or Upper Devonian formations Realization of significant time and cost savings Minimal permitting Existing roads, surface facilities and gathering system in place

Sustained Growth + Improving Capital Efficiency Market-Leading Capital Efficient Spending Program * 2016 production estimated at midpoint of guidance with capital budget of $495M $ Capex per incremental mcfe Production Production (Mmcfepd)

Driving Down Unit Costs $/mcfe 2011 2012 2013 2014 2015 2016E DD&A $1.69 $1.62 $1.44 $1.30 $1.14 $0.96 LOE (1) $0.60 $0.41 $0.36 $0.35 $0.26 $0.20 Prod. Taxes $0.14 $0.15 $0.13 $0.10 $0.07 $0.06 G&A (1) $0.56 $0.46 $0.42 $0.35 $0.27 $0.24 Interest $0.69 $0.61 $0.51 $0.40 $0.33 $0.29 Trans. & Gathering $0.62 $0.70 $0.75 $0.76 $0.78 $1.05 (3) Total $4.30 $3.95 $3.61 $3.26 $2.85 $2.55 $0.00 Excludes non-cash stock compensation Includes additional NGL & natural gas firm transport agreements. Propane transport costs were previously netted against NGL revenue. Incremental natural gas & NGL revenue, including additional ethane production, will more than offset the 2016 increase in transport expense (3) Expected improvement in differentials as a result of additional transportation capacity Unit Costs Down 41% ($0.25)(3) $1.05(2)

Near-Term Price Enhancements

Natural Gas Differential

- Ability to utilize full year of Spectra's Uniontown to Gas City project, including ~200 Mmcf/day of gas production from local Appalachia M2 to Midwest markets
- Additional takeaway projects could strengthen local pricing differentials
  - Gulf Expansion Phase 1 online in 4Q2016



RRC Marcellus NG Differential to NYMEX
$0.00
$(0.10)
$(0.20)
$(0.30)
$(0.40)
$(0.50)
$(0.60)
$(0.70)
$(0.62)
$(0.42) Midpoint
2015
2016E

NGL (Natural Gas Liquids) Differential

- Only producer with capacity on the fully operational Mariner East project to Marcus Hook
  - 20,000 barrels per day of ethane transportation to fulfill contract with INEOS
  - 20,000 barrels per day of propane transportation with access to international propane markets



RRC Corporate NGL Price as % of WTI
30%
25%
20%
15%
10%
5%
0%
18%
24% Midpoint
2015
2016E

Condensate Differential

- Initiated new marketing arrangements which improve Marcellus condensate realizations



RRC Corporate Condensate Differential to WTI
$(10.00)
$(11.00)
$(12.00)
$(13.00)
$(14.00)
$(15.00)
$(14.93)
$(12.00) Midpoint
2015
2016E

RANGE RESOURCES
10

Regional Direction Projected Avg. 2016 Projected Avg. 2017 Mmbtu/day Transport Cost per Mmbtu Mmbtu/day Transport Cost per Mmbtu Firm Transportation Appalachia/Local 390,000 $ 0.20 325,000 $ 0.21 Gulf Coast 295,000 $ 0.30 510,000 $ 0.31 Midwest/Canada 285,000 $ 0.28 330,000 $ 0.30 Northeast 210,000 $ 0.59 210,000 $ 0.59 Total Gross Takeaway Capacity 1,180,000 $ 0.31 1,375,000 $ 0.35 Total Net Takeaway Capacity 980,000 $ 0.31 1,140,000 $ 0.35 Estimated Marcellus Differential to NYMEX ($0.40) – ($0.45) ($0.25) – ($0.35) Appalachia Gas Transportation Arrangements Does not include current intermediary pipeline capacity (gathering) of >650,000 Mmbtu/day and assumes full utilization. Based on pipeline operator’s anticipated project start dates. (1) Based on expected utilization of capacity and forward pricing with differentials as of July 2016 (1) Additional capacity expected to improve differentials in 2016, 2017 and 2018

Strong Unhedged Recycle Ratio Pre-Hedge Price (Assuming 2017 NYMEX $3.10/$50) ~ $2.70 All-In Cash Unit Costs (2016 Expected) $1.84 Adjusted Margin ~ $0.86 Expected Future Development Cost for PUD Reserves $0.40 Unhedged Recycle Ratio ~ 2.0 Recycle Ratio: (Margin divided by F&D)

Liquidity and Financial Capacity (pre-merger) ( $ Millions ) Senior Secured Revolving Credit Facility Senior Subordinated Notes Senior Notes Interest Rate 2.8% 5.75% 5.0% 5.0% 4.875% $3 Million Drawn Bank Commitment - $2 Billion Borrowing Base - $3 Billion Lowest debt since 2012 $4B credit facility unanimously reaffirmed bank group $3B borrowing base $2B committed $0.003B drawn No note maturities until 2021 ~80% of 2016 remaining gas production hedged at ~$3.22, ~30% of 2017 gas production hedged at $2.94 Solid, stable coverage on debt covenants

Proposed Merger with Memorial Resource Development Announcement Date: May 16, 2016 Special Meeting Date: September 15, 2016 Expected Closing Date: Late-Q3 2016

Highlights of Merger Core acreage positions in the two highest return, lowest cost natural gas plays Immediately cash flow accretive and credit enhancing Complementary assets positioned near expanding natural gas and NGL demand centers Combination of two low-cost gas producers with opportunities to drive costs lower, improve margins and returns and increase cash flow Significant Lower Cotton Valley potential across acreage

Combining Two High Quality Assets

Terryville Acreage in Northern Louisiana

- **Low risk and high repeatability**
- **Near-term focus primarily on Upper Red**
  - Stacked pay area with further potential development opportunity
- **Prolific horizontal well performance**
  - Many of the top 30-day IP rates in the U.S. came from the Upper Red
- **Upside from operational enhancements**
  - Improved lateral targeting and placement
  - Cost reductions through service relationships and reduced drilling and completions time



Top CV
B Lime
D Sand
Bodcaw
Vaughn
Pressured
Green (Davis)
Orange (Justiss)
Purple (Roseberry)
Blue (Sexton)
Pink (Taylor)
Cotton Valley – Normally
Upper Deep PINK
Lower Deep PINK
Upper RED
Lower RED
Lower Cotton Valley – Overpressured

N. Louisiana - not to scale

Marcellus Acreage in Pennsylvania

- **Low risk and high repeatability**
- **Near-term focus on Marcellus development in SW PA**
  - Stacked pay area with further potential development opportunity
- **Prolific horizontal well performance**
  - EUR / 1,000 lateral length of ~2.5 to 3.0 Bcfe, on average
- **Upside from operational efficiencies**
  - Targeting the most productive areas
  - Utilizing existing pads and infrastructure to lower cost and maximize returns



RHINESTREET SHALE
MIDDLESEX SHALE
GENESEE SHALE
TULLY LIMESTONE
HAMILTON SHALE
MARCELLUS SHALE
ONONDAGA LIMESTONE
UTICA SHALE
POINT PLEASANT SHALE
Brown to Black Calcareous Shale
TRENTON LIMESTONE

SW Pennsylvania - not to scale

RANGE RESOURCES®

16

Immediately Accretive & Credit Enhancing Annual Consensus Metrics* Existing RRC Pro Forma RRC % Change 2016E Production 520 Bcfe 670 Bcfe +29% 2016E Production per day 1,420 Mmcfe 1,830 Mmcfe +29% 2016E Cash Flow $375 Million $780 Million +108% 2016E Cash Flow per share $2.24 $3.20 +43% 2016E Cash Margin per Mcfe $0.72 $1.17 +62% YE 2016E Debt to EBITDAX 4.8x 3.5x +27% YE 2016E Debt to Cap 50% 37% +26% * Using 5/13/16 Consensus estimates Significant Enhancement to Cash Flow Per Share and Credit Metrics

Marketing and Operational Efficiencies Marketing MRD’s position gives Range a presence in the Gulf Coast in advance of additional transportation availability out of Appalachia MRD’s production receives near NYMEX pricing which will improve corporate differentials Opportunities to optimize Range’s transportation portfolio Creates an expanding and improved Range customer base in or near multiple demand areas Operational Modified drilling and targeting techniques Capital cost reductions through leveraging service provider relationships and reducing drilling or completion times Overhead efficiencies Marcellus Terryville Northeast Gulf Coast & LNG Midwest MX Exports LNG Southeast Gulf Coast

220,000 Acres of Lower Cotton Valley Potential The position is anchored to the north by Terryville Field, to the south by Vernon Field, to the east by Choudrant Field and to the west by Driscoll Field Multiple vertical Lower Cotton Valley wells show: Section exists across acreage Gas charged Good vertical production Good vertical wells should lead to good horizontal wells The Lower Cotton Valley gets thicker and higher pressured as you move south from Terryville Field MRD has already drilled two vertical pilots and a third well is currently being drilled

2017 Growth Trajectory 30% growth represents Range full-year 2016 production with one quarter of MRD (4Q16) and a 2017 organic growth rate of 10+% based on strip prices as of 07/27/2016 Assumes MRD in 4th Qt. 2016 Current estimates and strip pricing indicate that Range (post-merger) can grow 10+% organically in 2017 at or near cash flow, which represents 30+% growth y/y ~2 Bcfepd 30+% Growth (a)

Why Invest in Range? (a) Based on 10% organic growth at strip pricing on 7/27/16 Ability to allocate capital between the two highest return, lowest cost natural gas plays Unhedged recycle ratio of ~2x near strip prices allows for efficient development of asset base 2017 growth of 30+% (spending at or near cash flow with strip pricing(a)); also positions Range well for growth in 2018 ~90% of natural gas production will be sold in favorable markets by end of 2017 Improving differentials expected on natural gas, NGLs and condensate from improved marketing agreements

Contact Information Range Resources Corporation 100 Throckmorton, Suite 1200 Fort Worth, Texas 76102 Laith Sando, Vice President – Investor Relations (817) 869-4267 lsando@rangeresources.com David Amend, Investor Relations Manager (817) 869-4266 damend@rangeresources.com Michael Freeman, Senior Financial Analyst (817) 869-4264 mfreeman@rangeresources.com Josh Stevens, Financial Analyst (817) 869-1564 jrstevens@rangeresources.com www.rangeresources.com

Important Additional Information/Participants in the Solicitation Important Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving Range and MRD. In connection with the proposed transaction, Range has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (333-211994) on June 13, 2016, as amended, which has been declared effective by the SEC and includes a joint proxy statement of Range and Memorial and also constitutes a prospectus of Range. Each of Range and Memorial also plan to file other relevant documents with the SEC regarding the merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The definitive joint proxy statement/prospectus(es) for Range and/or Memorial will be mailed to shareholders of Range and/or Memorial, as applicable. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF RANGE AND/OR MRD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Range and MRD, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range's website at http://www.rangeresources.com/under the heading "Investors" or by contacting Range's Investor Relations Department by email at lsando@rangeresources.com, damend@rangeresources.com, mfreeman@rangeresources.com,, or by phone at 817-869-4267. Copies of the documents filed with the SEC by MRD will be available free of charge on MRD's website at http://www.memorialrd.com under the heading "Investor Relations" or by phone at 713-588-8339.   Participants in the Solicitation Range, MRD and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of MRD is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016. Information about the directors and executive officers of Range is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 8, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from Range or MRD using the sources indicated above.